SRA International, Inc.

4300 Fair Lakes Court

Fairfax, Virginia 22033

February 15, 2011

VIA EDGAR

Mr. Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4561

Washington, DC 20549

RE:	February 4, 2011 Letter to Stanton D. Sloane
SRA International, Inc. (File No. 001-31334)
Form 10-K for the Fiscal Year ended June 30, 2010
Definitive Proxy Statement on Schedule 14A, Filed September 17, 2010

Dear Mr. Krikorian,

We received your letter dated February 4, 2011. We are in the process of completing our response and would like to request additional time for completion. As discussed in a telephone conversation today with your colleague, Mr. Ryan Rohn, we anticipate providing our response to you by Friday, February 25, 2011. If you have any questions, please contact me at (703) 633-2567 or my colleague, Andrea Mancuso at (703) 227-5112.

Sincerely,

SRA INTERNATIONAL, INC.

/s/ Mark D. Schultz
Mark D. Schultz
Senior Vice President and General Counsel

Cc:	Mr. Ryan Rohn, Staff Accountant